                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                 AMENDMENT NO. 2


                                       TO


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             USinternetworking, Inc.
                             -----------------------
                                (NAME OF ISSUER)


                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                    917311805
                                    ---------
                                 (CUSIP NUMBER)


                                December 31, 2000
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         [ ]      RULE 13d-1(b)

         [ ]      RULE 13d-1(c)

         [X]      RULE 13d-1(d)



                               PAGE 1 OF 12 PAGES

------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:
          Grotech Partners IV, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-1846258
------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                   (a) [ ]
                                                                                   (b) [X]
------------------------------------------------------------------------------------------
3         SEC USE ONLY


------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
------------------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
                                    4,902,702
         NUMBER OF
          SHARES             -------------------------------------------------------------
        BENEFICIALLY         6      SHARED VOTING POWER
         OWNED BY                   0
           EACH
         REPORTING           -------------------------------------------------------------
        PERSON WITH          7      SOLE DISPOSITIVE POWER
                                    4,902,702

                             -------------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    0

------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          4,902,702
------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.4%
------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          PN

------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:
          Grotech Partners V, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-2100081
------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                   (a) [ ]
                                                                                   (b) [X]
------------------------------------------------------------------------------------------
3         SEC USE ONLY


------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
------------------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
                                    14,296,167
         NUMBER OF
          SHARES             -------------------------------------------------------------
        BENEFICIALLY         6      SHARED VOTING POWER
         OWNED BY                   0
           EACH
         REPORTING           -------------------------------------------------------------
        PERSON WITH          7      SOLE DISPOSITIVE POWER
                                    14,296,167

                             -------------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    0

------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          14,296,167
------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.9%
------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          PN
------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:
          Grotech V Maryland Fund, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-2209363
------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                   (a) [ ]
                                                                                   (b) [X]
------------------------------------------------------------------------------------------
3         SEC USE ONLY


------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
------------------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
                                    88,942
         NUMBER OF
          SHARES             -------------------------------------------------------------
        BENEFICIALLY         6      SHARED VOTING POWER
         OWNED BY                   0
           EACH
         REPORTING           -------------------------------------------------------------
        PERSON WITH          7      SOLE DISPOSITIVE POWER
                                    88,942

                             -------------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    0

------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          88,942
------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.1%
------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          PN

------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 5 OF 8 PAGES
--------------------- ------------------------------------- -------------------

------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:
          Grotech Partners VI, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-2265025
------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                   (a) [ ]
                                                                                   (b) [X]
------------------------------------------------------------------------------------------
3         SEC USE ONLY


------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
------------------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
                                    5,558,823
         NUMBER OF
          SHARES             -------------------------------------------------------------
        BENEFICIALLY         6      SHARED VOTING POWER
         OWNED BY                   0
           EACH
         REPORTING           -------------------------------------------------------------
        PERSON WITH          7      SOLE DISPOSITIVE POWER
                                    5,558,823

                             -------------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    0

------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          5,558,823
------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.9%
------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          PN

------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 6 OF 8 PAGES
--------------------- ------------------------------------- -------------------


ITEM 1.

         (a)      Name of Issuer

                  USinternetworking, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  One USI Plaza
                  Annapolis, Maryland  21401
ITEM 2.

         (a)      Name of Person Filing

                  (i) Grotech Partners IV, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group IV, LLC, a Maryland limited liability company. The voting members of Grotech Capital Group IV, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins, Dennis J. Shaughnessy, J. Roger Sullivan and Jeffrey R. Schechter. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

                  (ii) Grotech Partners V, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group V, LLC, a Delaware limited liability company. The voting members of Grotech Capital Group V, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins and Dennis J. Shaughnessy. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

                  (iii) Grotech V Maryland Fund, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group V, LLC, a Delaware limited liability company. The voting members of Grotech Capital Group V, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins and Dennis J. Shaughnessy. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

                  (iv) Grotech Partners VI, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group VI, LLC, a Delaware limited liability company. The voting members of Grotech Capital Group VI, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins and Dennis J. Shaughnessy. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

         (b)      Address of Principal Business Office or, if none, Residence

                  c/o Grotech Capital Group
                  9690 Deereco Road
                  Timonium, Maryland  21093

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 7 OF 8 PAGES
--------------------- ------------------------------------- -------------------


         (c)      Citizenship


                  (i) Grotech Partners IV, L.P. is a Delaware limited partnership. Grotech Capital Group IV, LLC is a Maryland limited liability company. The members of Grotech Capital Group IV, LLC are all citizens of the United States.

                  (ii) Grotech Partners V, L.P. is a Delaware limited partnership. Grotech Capital Group V, LLC is a Delaware limited liability company. The members of Grotech Capital Group V, LLC are all citizens of the United States.

                  (iii) Grotech V Maryland Fund, L.P. is a Delaware limited partnership. Grotech Capital Group V, LLC is a Delaware limited liability company. The members of Grotech Capital Group V, LLC are all citizens of the United States.

                  (iv) Grotech Partners VI, L.P. is a Delaware limited partnership. Grotech Capital Group VI, LLC is a Delaware limited liability company. The members of Grotech Capital Group VI, LLC are all citizens of the United States.

         (d)      Title of Class of Securities
                  Common Stock

         (e)      CUSIP Number
                  917311805

ITEM 3.* IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable

ITEM 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       Grotech Partners IV, L.P.
       (a)    Amount of beneficially owned:                                           4,902,702 shares (1)(2)
       (b)    Percent of class:                                                       3.4%
       (c)    Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote.                         4,902,702 shares
              (ii)  Shared power to vote or to direct the vote.                       0
              (iii) Sole power to dispose or to direct the disposition of.            4,902,702 shares
              (iv)  Shared power to dispose or to direct the disposition of.          0

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 8 OF 8 PAGES
--------------------- ------------------------------------- -------------------


       Grotech Partners V, L.P.
       (a)    Amount of beneficially owned:                                           14,296,167 shares (1)(2)(3)
       (b)    Percent of class:                                                       9.9%
       (c)    Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote.                         14,296,167 shares
              (ii)  Shared power to vote or to direct the vote.                       0
              (iii) Sole power to dispose or to direct the disposition of.            14,296,167 shares
              (v)   Shared power to dispose or to direct the disposition of.          0

       Grotech V Maryland Fund, L.P.
       (a)    Amount of beneficially owned:                                           88,942 shares (1)(3)
       (b)    Percent of class:                                                       0.1%
       (c)    Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote.                         88,942 shares
              (ii)  Shared power to vote or to direct the vote.                       0
              (iii) Sole power to dispose or to direct the disposition of.            88,942 shares
              (vi)  Shared power to dispose or to direct the disposition of.          0


       Grotech Partners VI, L.P.
       (a)    Amount of beneficially owned:                                           5,558,823 shares (1)(3)
       (b)    Percent of class:                                                       3.9%
       (c)    Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote.                         5,558,823 shares
              (ii)  Shared power to vote or to direct the vote.                       0
              (iii) Sole power to dispose or to direct the disposition of.            5,558,823 shares
              (vii) Shared power to dispose or to direct the disposition of.          0



       --------

       (1) The figures for the amounts beneficially owned by Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. do not include (a) 25,312 shares of common stock issuable upon the exercise of options held by Frank A. Adams, a member of Grotech Capital Group IV, LLC, Grotech Capital Group V, LLC, Grotech Capital Group VI, LLC and (b) 133,240 and 27,952 shares of common stock held by Grotech Capital Group IV, LLC and Grotech Capital Group V, LLC, respectively, as a result of distributions received in their capacity as general partner of Grotech Partners IV, L.P. and Grotech Partners V, L.P., respectively, which shares were subsequently distributed to their respective members. Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. disclaim beneficial ownership of such shares.

       (2) On January 3, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. each tendered 15,823 shares of common stock to exercise warrants to purchase shares of common stock pursuant to a net exercise feature of the warrants. As a result, Grotech Partners IV, L.P. and Grotech Partners V, L.P. each received 466,318 shares of common stock. On January 6, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. distributed 334,699 and 602,556

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 9 OF 8 PAGES
--------------------- ------------------------------------- -------------------


shares of common stock, respectively, to their partners pro rata. On February 18, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. sold 756,208 and 1,361,397 shares of common stock, respectively, in a registered public offering. On June 19, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. distributed 700,386 and 1,260,898 shares of common stock, respectively, to their partners pro rata.

         (3) On November 13, 2000, Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. agreed to purchase from the issuer 8,235,295 shares of common stock at a per share price of $3.40 and warrants to purchase 2,882,352 shares of common stock at a per share price of $4.08. On November 20, 2000, Grotech V Maryland Fund, L.P. purchased 16,471 of such shares and 5,765 of such warrants and Grotech Partners VI, L.P. purchased 1,029,412 of such shares and 360,294 of such warrants. On December 28, 2000, Grotech Partners V, L.P. purchased 4,051,765 of such shares and 1,418,117 of such warrants, Grotech V Maryland Fund, L.P. purchased 49,412 of such shares and 17,294 of such warrants and Grotech Partners VI, L.P. purchased 3,088,235 of such shares and 1,080,882 of such warrants.

        All share numbers in this Schedule 13G have been adjusted to reflect a 3 for 2 stock split of the issuer's common stock on February 28, 2000. Each of Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. disclaim the existence of a group with respect to the common stock of the issuer, and each disclaims beneficial ownership of the shares of common stock owned by the other.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

ITEM 10.        CERTIFICATION

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 10 OF 8 PAGES
--------------------- ------------------------------------- -------------------


                By signing below, the parties certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 11 OF 8 PAGES
--------------------- ------------------------------------- -------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. certify that the information set forth in this Statement is true, complete and correct.

        The parties agree that this statement is filed on behalf of each of them.

Dated:   February 9, 2001

                                 GROTECH PARTNERS IV, L.P.
                                 By:      Grotech Capital Group IV, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer

                                 GROTECH PARTNERS V, L.P.
                                 By:      Grotech Capital Group V, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer

                                 GROTECH V MARYLAND FUND, L.P.
                                 By:      Grotech Capital Group V, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer

                                 GROTECH PARTNERS VI, L.P.
                                 By:      Grotech Capital Group VI, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer

--------------------- ------------------------------------- -------------------
CUSIP NO. 917311805                SCHEDULE 13G             PAGE 12 OF 8 PAGES
--------------------- ------------------------------------- -------------------


                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


        THE UNDERSIGNED PERSONS agree to file with the Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of common stock of USinternetworking, Inc.

                                 GROTECH PARTNERS IV, L.P.
                                 By:      Grotech Capital Group IV, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer

                                 GROTECH PARTNERS V, L.P.
                                 By:      Grotech Capital Group V, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer

                                 GROTECH V MARYLAND FUND, L.P.
                                 By:      Grotech Capital Group V, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer

                                 GROTECH PARTNERS VI, L.P.
                                 By:      Grotech Capital Group VI, LLC,
                                          Its General Partner


                                 By:      /s/ Jeffrey R. Schechter
                                          ------------------------------------
                                 Name:    Jeffrey R. Schechter
                                 Title:   Treasurer